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                          November 30, 2020

       Michael Paul Rivera
       President and Director
       EMV Automotive USA Inc.
       11647 Ventura Boulevard
       Studio City, CA 91604

                                                        Re: Electrameccanica
Vehicles Corp.
                                                            Registration
Statement on Form F-3
                                                            Filed November 23,
2020
                                                            File No. 333-250863

       Dear Mr. Rivera:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Thomas J. Deutsch, Esq.